

September 11, 2013

Via Facsimile
Mr. Mark F. Mulhern
Executive Vice President
EXCO Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, Texas 75251

> **Re:** **EXCO Resources, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 1-32743**

Dear Mr. Mulhern:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements, page 81

Note 4- Derivative financial instruments, page 94

1. We note you identify "cash settlements on derivative financial instruments" and "non-cash change in fair value of derivative financial instruments" as two components of gain on derivative financial instruments. Tell us why you believe these items accurately portray the accounting required by FASB ASC 815-10-35-2, and do not constitute non-GAAP measures as defined in Item 10(e)(2) of Regulation S-K, if this is your view. Please submit an analysis, including explanations for differences, comparing the "cash settlement" components to the cumulative gain or loss recorded under GAAP for derivatives settled each period (up to the date of settlement); also comparing the "non-

cash change in fair value" components to the change in fair value recorded for derivatives that continued to be held at the end of each period in accordance with GAAP.

2.   We note your disclosure indicating that during 2012 you received proceeds from selling call options that were then used to obtain higher fixed prices on swaps. Tell us how such proceeds, expenditures and eventual recovery of cost for these swaps has impacted or will impact the cash and non-cash components of the gains reported in your table. Please quantify the impact of your accounting on each component. Tell us the extent to which you have paid to acquire or modify derivatives for each period presented.

3.   We note that you present various non-GAAP measures in your earnings releases and website presentations, including Adjusted Net Income and Adjusted EBITDA, both of which reflect adjustments for the amounts you identified as "non-cash change in fair value of derivative financial instruments." Tell us whether these adjustments are intended to reflect total cash settlements of derivatives in your non-GAAP measures or only the cumulative gain or loss reported in accordance with GAAP. If your non-GAAP measures reflect or are intended to reflect in the future recovery of costs previously paid to acquire or modify the terms of your derivatives, explain your rationale.

4.   We note that you have chosen the label of "Non-cash change in fair value of derivative financial instruments" to describe the amounts in your disclosure while using the label of "Non-cash mark-to-market (gains) losses on derivative financial instruments, before taxes" to describe the same amounts in your earnings releases, as on page 4 of Exhibit 99.1 of the Form 8-K that you filed on February 21, 2013. Similarly, you have identified the same tabular information on page 69 of MD&A as "realized and unrealized gains and losses from our oil and natural gas derivative financial instruments."

We also see that you have identified the "non-cash" components as gains and losses on page 69 of MD&A without acknowledging the effects of gains and losses reported in prior periods for derivatives that settled in the current periods that would impact these measures in deriving your cash settlement amounts. In other words, they appear to only represent the difference between cash settlements and the periodic gain or loss reported in accordance with GAAP. We also see no disclosure of the impact of payments made to acquire or modify derivatives, or upon recovering these costs at settlement, in computing these "non-cash" components, or in computing the realized prices disclosed.

Given that you do not apply hedge accounting for your derivative instruments and are therefore not accumulating or reclassifying previously unrealized amounts to your results of operations upon settlement of derivatives, we do not see appropriate rational for using these various labels to suggest correlation with GAAP. We believe that disclosures pertaining to your results of operations in MD&A, including tables, discussions and analyses, should be revised to address derivative gains and losses as reported in accordance with GAAP. If you wish to also address the cash flow implications of derivative activity, to include not only settlements, but also the costs paid to acquire or modify the terms of your derivative instruments, and the recovery of such costs upon settlement, this should be done in the liquidity and capital resources section of MD&A.

As for reconciliations that accompany your non-GAAP performance measures, where your objective is to report cumulative gains and losses for derivatives that settle during the period, the "non-cash change in fair value" adjustments should be replaced with two items, one that eliminates total gain/loss recorded in accounting for derivatives under GAAP, and another to show cash settlements, net of any recovery of cost.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Michael Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief